FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 6, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

‘1 São Paulo, November 6 , 2025 – BrasilAgro (B 3 : AGRO 3 ) (NYSE : LND) announces its consolidated results for the first quarter ended September 30 , 2025 (" 1 Q 26 ”) . The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS) . Hedge Position on September 30, 2025 HIGHLIGHTS OF THE PERIOD Cha nge 1Q25 1Q26 (R$ thousa nd) - 7% 325.296 302.969 Revenues f rom Operations n.a 129.301 - Revenues f rom Farm Sales - 33% 4 54 .597 30 2.969 Net Sa les Revenue n.a 2.611 (16.326) Variation in bio. a sset fair value. - 37% 4 57.20 8 286.64 3 Net Revenue¹ 5% 61.424 64.348 Adj . EBI TDA f r om Op er a t i ons 2p.p. 19% 21% Adj. EBI TDA Margin f rom Oper. (%) - 62% 169.357 64 .34 9 Adjusted EBI TDA² - 15p.p. 37% 22% Adjusted EBI TDA Margin (%) n.a (10.476) (64.275) Net I ncome from Operations - 18p.p. - 3% - 21% Net Operating Margin (%) n.a 97.4 57 (64 .275) Net I ncome - 44p.p. 21% - 22% Net I ncome Margin (%) ¹ Receit a Líquida Tot al: Consid era a moviment a çã o de valor just o de at ivos biológicos e produt os agrícola s e reversã o de provisã o do valor recup erável de produt os agrícola s, líquida. ² O EBI TDA Ajust ado f oi ca lcula do excluind o os ganhos dos at ivos biológicos em f orma çã o (ca na - de - a çúca r e grãos), ajust ado pelo result ado de derivat ivos realiza do da sa f ra e pelas desp esa s de deprecia çã o incluind o: deprecia çã o dos at ivos imobiliza dos das f a zend as e deprecia çã o das áreas desenvolvid as e deprecia çã o da cult ura permanent e. Chg. (% ) 1Q25 1Q26 Net Revenue (R$ thousand) Chg. (% ) 1Q25 1Q26 (Ton) Quantity Sold - 7% 325.296 30 2.969 Total - 16% 1.0 78.322 90 0 .560 Total 2% 118.762 120.559 Soybean 11% 56.793 63.235 Soybean 17% 16.635 19.538 Corn - 1% 24.118 23.777 Corn n.a 241 2.890 Beans n.a 95 749 Beans 16% 14.261 16.498 Feather Cotton 47% 1.603 2.351 Feather Cotton n.a 2.033 4.119 Seed Cotton 29% 3.454 4.449 Seed Cotton - 22% 165.338 128.733 Sugarcane - 19% 991.123 804.034 Sugarcane 72% 5.883 10.108 Cattle Raising 32% 777 1.026 Cattle Raising - 36% 1.930 1.228 Leasing n.a 358 939 Others n.a 212 (703) Others

Projections 2025/26 Crop Year 25/ 26 24 / 25 Hedge Position - Excha nge Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Soybeans 4 p.p. 42% 99% 38% 24% - n.a 99% 84% % - 3% 6,19 6,23 6,39 - n.a 5,44 5,43 5,42 R$/ USD Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Cotton 8 p.p. 55% 95% 47% 22% - 18 p.p. 77% 62% % - 0,4% 6,65 6,71 6,74 - n.a 5,44 5,43 5,28 c/ lb Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Farm Sale Receivables 6 p.p. 44% 38% 26% 100% 100% n.a 21% 93% % - 1% 6,16 6,18 6,24 n.a 6,25 5,28 5,28 5,28 R$/ USD 25/ 26 24 / 25 Hedge Position - Commodity Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Soybeans 27 p.p. 55% 28% 20% - 9 p.p. 98% 89% 68% % 2% 10,72 10,56 10,36 - n.a 10,84 10,90 10,90 USD/ bu Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Cotton 7 p.p. 53% 46% 20% - 13 p.p. 73% 60% 44% % n.a 69,24 69,26 69,27 - - 1% 71,89 76,23 77,39 c/ lb Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Farm Sale Receivables 11 p.p. 52% 41% 20% - n.a 100% 100% 80% % 2% 10,68 10,61 10,43 - n.a 10,56 10,56 10,60 USD/ bu Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Corn n.a 16% - - - 1 p.p. 100% 99% 57% % n.a 51,86 - - - n.a 52,82 53,19 53,22 R$/ sc Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Etha nol 6 p.p. 49% 43% 39% 29% n.a 100% 100% 98% % n.a 2.684 2.684 2.679 2.654 n.a 2.464 2.464 2.464 R$/ m 3 Chg . % 1Q26 4 Q25 3Q25 2Q25 Chg . % 1Q26 4 Q25 3Q25 Total recoverable sugars 20 p.p. 80% 60% 60% 50,0% n.a 100% 100% 98% % n.a 1,19 1,19 1,19 1,19 n.a 1,17 1,17 1,17 R$/ kg ATR Status of Input Acquisitions 20 25/ 26 Harvest oct/ 25 aug/ 25 apr/ 25 I nput – % Purchased 19% 19% - Nitrogenous 81% 81% 50% Potassium chloride 89% 89% 45% Phosphates 100% 75% 10% NPK - Formulated 75% 75% 10% Def ensives ‘ 2

Planted Area (ha) 24 / 25 Harvest 25/ 26 Harvest Chg. 25/ 26 Harvest Chg. (%) projected (%) estimated realized 1% 80.033 5% 79.344 75.541 Soybean n.a 11.012 69% 11.012 6.506 Corn n.a 16.316 27% 16.316 12.827 Corn - 2nd Crop n.a - - 54% 786 1.720 Beans - 4% 5.629 8% 5.873 5.448 Beans - 2nd Crop 13% 2.148 - 70% 1.898 6.420 Cotton n.a 2.207 - 32% 2.214 3.249 Cotton - 2nd Crop 1% 27.409 4% 27.051 26.028 Ratoon Cane n.a 2.627 - 46% 2.627 4.829 Plant Cane n.a 8.649 - 46% 8.649 16.115 Pasture n.a 16.841 17% 16.841 14.382 Others n.a 172.871 n.a 172.610 173.0 67 Total Pr oduction by crop (ton) 24 / 25 Harvest 25/ 26 Harvest Chg. 25/ 26 Harvest Chg. (%) projected (%) estimated realized 2% 257.246 17% 252.022 214.742 Soybean 3% 66.878 43% 64.872 45.431 Corn - 1% 97.825 39% 99.230 71.487 Corn - 2nd Crop n.a - 41% 954 676 Beans - 8% 6.661 70% 7.274 4.288 Beans - 2nd Crop 2% 8.619 - 51% 8.427 17.248 Cotton 17% 11.481 - 20% 9.808 12.187 Cotton - 2nd Crop 1% 4 4 8.711 21% 4 4 2.587 366.0 59 Total Sugarcane Harvest Year Result 20 24 Harvest realized 20 25 Harvest estimated Chg. (%) 20 25 Harvest projected Chg. (%) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 22% 1.764.115 10% 2.272.136 2.060.451 Tons harvested - 1% 26.028 5% 26.326 25.132 Hectares harvested - 21% 67,78 5% 86,31 81,98 TCH - Harvest tons per hectares Chg. 25/ 26 Harvest Chg. 25/ 26 Harvest 24 / 25 Harvest (%) Projected (%) Estimated Realized Cattle Raising n..a 8.649 - 46% 8.649 16.115 Hectares 2% 11.817 - 36% 11.567 18.152 Number of heads - 5% 1.815.687 - 15% 1.909.570 2.236.307 Meat production (kg) - 5% 0,45 - 4% 0,47 0,49 Weight Gain per Day - 5% 210 59% 221 139 Weight Gain per hectare Cattle Corn - 25/ 26 Harvest (% ) Raising Sugarcane Cotton Beans 2nd Crop Corn Soybean Estimated 65% 68% 95% 97% 92% 82% 76% Variable costs 0% 0% 11% 13% 14% 13% 11% Seeds 0% 11% 23% 13% 39% 29% 21% Fertilizers 0% 6% 22% 19% 10% 14% 16% Defensives 0% 38% 26% 39% 27% 25% 25% Agricultural services 0% 8% 2% 3% 2% 1% 1% Fuels and Lubricants 7% 0% 0% 0% 0% 0% 0% Maintenance of machines and instruments 53% 0% 0% 0% 0% 0% 0% Animal Feed 5% 4% 11% 9% 1% 0% 1% Others 35% 32% 5% 3% 8% 18% 24 % Fixed costs 18% 3% 1% 3% 7% 6% 9% Labor 13% 13% 0% 0% 1% 1% 1% Depreciation and amortizat ion 0% 16% 1% 0% 0% 9% 13% I FRS 16 4% 0% 2% 0% 0% 2% 1% Others ‘ 3

Note that the estimates are hypothetical and do not constitute a guarantee of performance . To learn more about the operational estimates of the Company, refer to the section on projections in our Reference Form . ‘ 4 Chg. 25/ 26 Harvest Chg. 25/ 26 Harvest 24 / 25 Harvest (%) Projected (%) Estimated Realized Pr oduction Cost (R$/ ha) 1% 5.286 7% 5.247 4.904 Soybeans (1) - 1% 4.664 - 7% 4.698 5.069 Corn (1) 5% 4.404 4% 4.211 4.059 Corn 2nd Crop n.a - - 4% 4.121 4.296 Beans - 12% 2.372 32% 2.691 2.034 Beans 2nd Crop - 4% 11.837 14% 12.303 10.765 Cotton 4% 15.969 12% 15.421 13.746 Cotton 2nd Crop + Pivot - 3% 11.329 16% 11.735 10.158 Sugarcane (1) includes area opening amortizat ion

MESSAGE FROM MANAGEMENT We began the 2025 / 2026 harvest year with a net loss, reflecting a quarter that is traditionally weaker in terms of revenue generation, as it coincides with the period of lower commercialization of agricultural products . The absence of farm sales, which had made a significant contribution to results in the same period of the previous year, also affected the year - over - year comparison . We ended 1 Q 26 with Net Loss of R $ 64 . 3 million and Adjusted EBITDA of R $ 64 . 3 million, reflecting Net Revenue of R $ 286 . 6 million, entirely from sales of agricultural products . In addition to seasonal effects, results were impacted by the lower volume of sugarcane sales and a negative financial result, driven by the higher cost of debt and the present value adjustment on receivables from farm sales, affected by the appreciation of the Brazilian real and the decline in soybean prices . It is worth noting that these effects are non - recurring and non - cash in nature . From an operational standpoint, we began the 2025 / 2026 grain and cotton season with expectations of producing 20 % more on the same planted area, reflecting productivity gains and adjustments in the crop mix . In Mato Grosso, planting is progressing within the optimal window, although with a slight delay caused by irregular rainfall and low humidity . Planting has also begun in Maranhão and Piauí, while in Bahia, the start of activities will depend on the regularity of rainfall . So far, 34 % of the soybean area has been sown, with 64 % of Mato Grosso’s area completed within the optimal window . The sugarcane crop, which runs from April to December, reached 1 . 6 million tons harvested by September, with a yield of 69 . 46 TCH, below expectations due to older cane fields, water deficit, frosts, and isolated fires . The new estimate projects 1 . 7 million tons, with a yield of 67 . 78 TCH for the 2025 crop . In October, the Annual Shareholders’ Meeting approved the distribution of R $ 75 . 0 million in dividends, equivalent to R $ 0 . 75 per share, representing a dividend yield of 9 . 6% , in line with our commitment to deliver consistent returns to shareholders . We remain firm in executing our strategic plan, focused on efficiency, capital discipline, and long - term profitability . We ended the quarter reaffirming our confidence in the outlook for the 25 / 26 cycle and in the consistency of BrasilAgro’s strategy . With a diversified portfolio, solid management, and a highly qualified team, we continue to turn short - term challenges into sustainable growth opportunities . André Guillaumon, CEO BrasilAgro ‘ 5 PROPERTY PORTFOLIO The Company’s property portfolio comprises 252,796 hectares across six Brazilian states, as well as Paraguay and Bolivia.

The current mix of production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow. OPERATIONAL PERFORMANCE 2025/26 The table below shows the cultivated area for the 2025/26 crop year by region. Grains and Cotton % total Total Paraguay Bolivia Brazil 63% 119.067 32.408 8.978 77.681 Owned Arable Area 37% 69.660 - 1.065 68.595 Leased Arable Area - 188.727 32.4 0 8 10 .0 4 3 14 6.276 Total Arable Area - 64.069 26.313 1.042 36.714 Reserve + Owned Areas* - 252.796 Total Only the legal reser ves and APP (permanent preser vation area) of the com pany's own areas are under its management. Crop BA SP MA MT PI Bra sil Bolivia Pa ra gua y Tota l 27.4 0 9 - 2.043 25.366 - 4.071 15.995 5.300 - Ratoon Cane 2.627 - 42 2.585 - 85 1.500 1.000 - Plant Cane 80 .0 33 6.334 4.366 69.333 11.233 33.325 5.801 500 18.475 Soybean 11.0 12 3.666 - 7.347 4.816 1.400 763 - 368 Corn 16.316 - - 16.316 - 14.620 1.546 - 150 Corn 2nd Crop 5.629 - - 5.629 - 5.054 - - 575 Bean 2nd Crop 2.14 8 607 - 1.541 - - - - 1.541 Cotton 2.20 7 - - 2.207 - 658 - - 1.549 Cotton 2nd Crop 16.84 1 4.259 194 12.388 - - - - 12.388 Others 164 .222 14 .865 6.64 5 14 2.712 16.0 4 9 59.213 25.60 4 6.80 0 35.0 4 6 Agricultura l Tota l 8.64 9 Pasture 2.683 - - 1.062 - 3.745 - 4.904 172.871 19.769 6.64 5 14 6.4 57 16.0 4 9 60 .275 25.60 4 6.80 0 37.729 Gr a nd Tota l 46% 16% 3% 17% 3% 5% 10% Production Area by Crop Corn and Corn 2nd crop Sugarcane Cotton Soybeans Beans and Beans 2nd crop Pasture Others 172.871 hectares 43% 7% 50% Production Area by Property Owned Area Operated by BrasilAgro Leased to third parties Leased Area ‘ 6 172.871 hectares

Our analysis of crop mix, production, and planted area indicates a favorable forecast for the 2025 / 26 season . However, inconsistent rainfall patterns could impact planting schedules and, as a result, the second harvest . Currently, 34 % of the area for soybeans has been sown . In Mato Grosso, we have planted 64 % of the area for soybeans, within the optimal planting window . Unlike other crops, the sugarcane crop spans from April to December . By September 30 , 2025 , we had harvested 1 . 6 million metric tons of sugarcane, corresponding to 69 . 46 tons of cane per hectare (TCH) . Performance fell short of expectations due to the advanced age of the sugarcane fields, high temperatures during crop establishment, water deficit during the development period, frost events in Brotas, SP, and pest outbreaks in Mato Grosso . In September, a fire affected part of the São José farm, further contributing to the decline in productivity . In light of this scenario, we have revised our forecasts and project a total output of 1 . 7 million metric tons, with TCH of 67 . 78 for the 2025 harvest . Cattle Raising We have an inventory of 10,400 head of cattle distributed over 8,280 hectares of active pasture in Brazil and Paraguay. Note that the first four months of each crop year historically register lower weight gain, due to the distribution of rainfall and availability of pasture. FINANCIAL PERFORMANCE 25/ 26 Har v est 25/ 26 Har v est 24 / 25 Har v est Chg. (% ) Projected Chg. (% ) Estimated Realized Production per product (tons) 2% 257.246 17% 252.022 214.742 Soybean 3% 66.878 43% 64.872 45.431 Corn - 1% 97.825 39% 99.230 71.487 Corn - 2nd Crop n.a - 41% 954 676 Beans - 8% 6.661 70% 7.274 4.288 Beans - 2nd Crop 2% 8.619 - 51% 8.427 17.248 Cotton 17% 11.481 - 20% 9.808 12.187 Cotton - 2nd Crop 1% 4 4 8.711 21% 4 4 2.587 366.0 59 Total Sugarcane 20 25 Harvest 20 25 Harvest 20 24 Harvest Chg. (% ) Realized Chg. (% ) Estimated Realized Suga rca ne Ha rvest Yea r Result (Apr/ 01 to Sep/ 3o) (Apr/ 01 to Dec/ 31) (Apr/ 01 to Dec/ 31) - 31% 1.558.742 10% 2.272.136 2.060.451 Tons harvested - 15% 22.440 5% 26.326 25.132 Hectares harvested - 20% 69,46 5% 86,31 81,98 TCH - Harvest tons per hectares Ca ttle Ra ising 24 / 25 Ha r v est 25/ 26 Ha rvest Chg. (% ) 25/ 26 Ha r v est Chg. (% ) Realized Estimated Realized - 4% 8.280 - 46% 8.649 16.115 Hectares - 10% 10.398 - 36% 11.567 18.152 Number of heads - 92% 162.279 - 15% 1.909.570 2.236.307 Meat production (kg) - 63% 0,18 - 4% 0,47 0,49 Weight Gain per Day - 91% 19,60 59% 220,78 138,77 Weight Gain per hectare ‘ 7

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board . Seasonality PLANTING AND HARVESTING SCHEDULE The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions . Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles . In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company’s results . In the first and second quarters (July through December), net revenue from grains and cotton is usually lower . On the other hand, sugarcane generates net revenue more evenly during the crop year . Jul Sep Oct Mar Apr Jun Planting Beans 2nd Crop Crop Planting Cotton Crop Planting Cotton 2nd Crop Crop Planting Sugarcane Crop Crop Cornd 2nd Crop Planting Crop Soybeans Planting Crop Corn Planting Crop ïf Aug ‘ 8 óf Feb üf Nov Dec Jan úf May

EBITDA and Adjusted EBITDA EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization . Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms’ fixed assets, depreciation of the developed areas and depreciation of the permanent crop . Chg. (% ) 1Q25 1Q26 EBI TDA (R$ t hou sa nd) n.a 97.4 57 (64 .275) Net I ncome / Net Loss n.a 228 40.065 I nterest n.a 2.298 (13.155) Taxes - 17% 41.106 33.942 Depreciations and amortizations n.a 14 1.0 89 (3.4 23 ) EBI TDA Chg. (% ) 1Q25 1Q26 Adjusted EBI TDA (R$ thousand) n.a 97.4 57 (64 .275) Net I ncome / Net Loss n.a 228 40.066 I nterest n.a 2.298 (13.155) Taxes - 17% 41.106 33.942 Depreciations and Amortizations n.a (2.611) 16.326 Elimination of biological gains 28% 32.641 41.865 Accomplish Fair Value - Biological Asset n.a (1.762) 9.580 Derivatives Results - 62% 169.357 64 .34 9 Adjusted EBI TDA ‘ 9 EBITDA and Adjusted EBITDA from Operations Chg. (% ) 1Q25 1Q26 EBI TDA (R$ t hou sa nd) n.a (10 .4 76) (64 .275) Net Loss ex - farm sale n.a 228 40.065 I nterest n.a 2.298 (13.155) Taxes - 17% 41.106 33.942 Depreciations and amortizations n.a 33.156 (3.4 23 ) EBI TDA Chg. (% ) 1Q25 1Q26 Adj ust ed EBI TDA (R$ t hou sa nd) n.a (10 .4 76) (64 .275) Net Loss ex - farm sale n.a 228 40.065 I nterest n.a 2.298 (13.155) Taxes - 17% 41.106 33.942 Depreciations and Amortizations n.a (2.611) 16.326 Elimination of biological gains 28% 32.641 41.865 Accomplish Fair Value - Biological Asset n.a (1.762) 9.580 Derivatives Results 5% 61.4 24 64 .34 9 Adj ust ed EBI TDA

Statement of Income NET SALES REVENUE In 1 Q 26 , there were no gains from farm sales, whereas in 1 Q 25 results were positively impacted by R $ 107 . 9 million, thanks to the completion of the second phase of the Alto Taquari farm sale (R $ 103 . 3 million) and the sale of the Rio do Meio farm (R $ 4 . 6 million) . In 1 Q 26 , net revenue reached R $ 303 . 0 million, a decrease compared to 1 Q 25 , despite higher sales of soybeans, cotton, and beans . The decline was primarily driven by a 19 % reduction in the volume of sugarcane sold, reflecting the underperformance of the sugarcane fields . Net Revenue (R$ thousand) 1Q26 1Q25 Chg. (% ) - 33% 4 54 .597 30 2.969 Total n.a 129.301 - Sale of Farm - 7% 325.296 302.969 Sale of Agricultural Products SALE OF FARM Chg. (% ) 1Q25 1Q26 Fa rm Sa les (R$ thousa nd) n.a 192.008 - Nominal Value of Sale n.a (62.707) - Present Value Adjustment n.a 129.30 1 - Revenue from Fa rms Sa le n.a (4.500) - Sales Taxes n.a (16.868) - Selling Costs n.a 10 7.933 - Fa rm Sa le Ga in SALE OF AGRICULTURAL PRODUCTS Chg. (% ) 1Q25 1Q26 Net Revenue (R$ thousa nd) - 7% 325.296 30 2.969 Tota l 2% 118.762 120.559 Soybean 17% 16.635 19.538 Corn n.a 241 2.890 Beans 16% 14.261 16.498 Feather Cotton n.a 2.033 4.119 Seed Cotton - 22% 165.338 128.733 Sugarcane 72% 5.883 10.108 Cattle Raising - 36% 1.930 1.228 Leasing n.a 212 (703) Others Chg. (% ) 1Q25 1Q26 Qua ntity sold (tons) - 16% 1.0 78.322 90 0 .560 Tota l 11% 56.793 63.235 Soybean - 1% 24.118 23.777 Corn n.a 95 749 Beans 47% 1.603 2.351 Feather Cotton 29% 3.454 4.449 Seed Cotton - 19% 991.123 804.034 Sugarcane 32% 777 1.026 Cattle Raising n.a 358 939 Others ‘ 10

VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS The variation in the fair value of biological assets is calculated by the difference between the harvested volume at market value (net of selling expenses and taxes) and production costs incurred (direct and indirect costs, leasing and depreciation) . Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm . COST OF GOODS SOLD (COGS) Chg. (% ) 1Q25 Changes in the fair value of biological assets 1Q26 (R$ thousand) n.a 4 .634 (16.975) Total 33% (1.086) (1.445) Soybean - 27% (2.745) (2.005) Corn n.a (3.730) (18.294) Cotton - 35% 7.557 4.896 Sugarcane - 97% 4.826 124 Cattle Raising 33% (188) (251) Others IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET) A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value . The realization value is the estimated sales price during the normal course of business less the estimated selling expenses . Reversal of provision for agricultural products after Chg. (% ) 1Q25 1Q26 harvest (R$ thousand) n.a (2.0 23) 64 9 Total n.a (64) (523) Soybean n.a 15 1.172 Corn n.a (1.855) - Cotton n.a (118) 1 Others Chg. (% ) 1Q25 1Q26 (R$ thousand) - 7% (268.519) (250 .4 91) Cost of Goods Sold 3% (81.550) (84.295) Soybean - 29% (22.245) (15.721) Corn n.a (405) (3.294) Bean 43% (13.374) (19.172) Feather Cotton - 52% (8.802) (4.182) Seed Cotton - 14% (128.388) (110.277) Sugarcane 80% (5.781) (10.430) Cattle Raising 3% (509) (526) Leasing - 65% (7.465) (2.594) Others ‘ 11

In 1 Q 26 , the total cost of goods sold decreased by 3 % compared to 1 Q 25 , mainly reflecting the 19 % drop in the volume of sugarcane sales . Although production costs for certain crops increased, the lower volume of sugarcane sold was sufficient to offset this impact . ‘ 12 In 1Q26, gross margin remained at 30%, consistent with 1Q25. Despite an 11% increase in billed volume and a 7% reduction in unit cost, the 9% decrease in the price of soybeans impacted the results. In 1 Q 26 , corn achieved gross margin of 20% . This corn margin recovery was supported by price increases and cost reductions, whereas in 1 Q 25 , margins were adversely affected by lower productivity . Combined, these factors contributed to the good result of the period . Chg. (% ) 1Q25 1Q26 (R$ thousand) - 3% (30 1.160 ) (292.3 56) Total Cost of Goods Sold 15% (102.027) (116.850) Soybean - 17% (20.514) (17.005) Corn n.a (405) (3.294) Bean 20% (13.456) (16.205) Feather Cotton 22% (2.788) (3.398) Seed Cotton - 18% (148.378) (122.158) Sugarcane 80% (5.781) (10.430) Cattle Raising 3% (509) (526) Leasing - 66% (7.304) (2.490) Others GROSS INCOME BY CROP Chg. (% ) 1Q25 1Q26 Soybea ns 11% 56.793 63.235 Quant ity sold (tons) 2% 118.762 120.559 Net Revenue - 9% 2.091 1.907 Unit Price (R$/ ton) 3% (81.550) (84.295) Total Cost - 7% (1.436) (1.333) Cost (R$/ ton) - 12% 655 573 Gross Unit Result (R$/ ton) - 1 p.p 31% 30% % Gross Result - 3% 37.212 36.264 Tota l Chg. (% ) 1Q25 1Q26 Corn - 1% 24.118 23.777 Quant ity sold (tons) 17% 16.635 19.538 Net Revenue 19% 690 822 Unit Price (R$/ ton) - 29% (22.245) (15.721) Total Cost - 28% (922) (661) Cost (R$/ ton) n.a (233) 161 Gross Unit Result (R$/ ton) 54 p.p - 34% 20% % Gross Result n.a (5.610) 3.817 Tota l

In 1Q26, the gross margin for beans improved by 54 p.p. compared to 1Q25, reflecting the increase in billed volume and a 51% increase in unit price. In 1 Q 26 , sugarcane posted gross margin of 14% , down 8 p . p . compared to 1 Q 25 . Despite the increase in the TRS price (considering the Company’s mix) from R $ 1 . 16 in 1 Q 25 to R $ 1 . 19 in 1 Q 26 , gross margin was affected a 19 % decrease in billed volume and a 4 % decline in unit price . The lower productivity, resulting from the fires in Maranhão and the frost in Brotas, negatively affected the period's performance . In 1 Q 26 , cotton lint recorded a negative gross margin of 16% , a decrease of 22 p . p . from 1 Q 25 , mainly due to the 21 % drop in unit price, influenced by the liquidation of lower - quality volumes, which impacted the crop's performance in the quarter . Bea ns 1Q26 1Q25 Chg. (% ) 95 n.a 749 Quant ity sold (tons) 241 n.a 2.890 Net Revenue 2.550 51% 3.858 Unit Price (R$/ ton) (405) n.a (3.294) Total Cost (4.279) 3% (4.397) Cost (R$/ ton) (1.729) - 69% (540) Gross Unit Result (R$/ ton) - 68% 54 p.p - 14% % Gross Result (164) n.a (4 0 4 ) Tota l Chg. (% ) 1Q25 1Q26 Suga rca ne - 19% 991.123 804.034 Quant ity sold (tons) - 22% 165.338 128.733 Net Revenue - 4% 167 160 Unit Price (R$/ ton) - 14% (128.388) (110.277) Total Cost 6% (130) (137) Cost (R$/ ton) - 38% 37 23 Gross Unit Result (R$/ ton) - 8 p.p 22% 14% % Gross Result - 50% 36.950 18.4 56 Tota l ‘ 13 Chg. (% ) 1Q25 1Q26 Fea ther Cotton 47% 1.603 2.351 Quant ity sold (tons) 16% 14.261 16.498 Net Revenue - 21% 8.894 7.017 Unit Price (R$/ ton) 43% (13.374) (19.172) Total Cost - 2% (8.341) (8.155) Cost (R$/ ton) n.a 553 (1.137) Gross Unit Result (R$/ ton) - 22 p.p 6% - 16% % Gross Result n.a 887 (2.674) Tota l Chg. (% ) 1Q25 1Q26 Seed Cotton 29% 3.454 4.449 Quant ity sold (tons) n.a 2.033 4.119 Net Revenue 57% 589 926 Unit Price (R$/ ton) - 52% (8.802) (4.182) Total Cost - 63% (2.548) (940) Cost (R$/ ton) - 99% (1.960) (14) Gross Unit Result (R$/ ton) n.a - 333% - 2% % Gross Result - 99% (6.769) (63) Tota l

In 1 Q 26 , cottonseed recorded a negative gross margin of 2% , primarily due to a 57 % increase in unit price and a reduction of over 50 % in the cost per metric ton . Additionally, higher billed volume helped dilute costs and improve the margin for the period . In 1 Q 26 , cattle raising posted a negative gross margin of 3% , down 5 p . p . from 1 Q 25 , influenced by herd adjustments following the sale of the Preferência farm, which led to a high volume of cattle being sold within a short timeframe . Despite a 30 % increase in unit price and a 32 % rise in invoiced volume, these factors contributed to lower profitability for the quarter . In 1 Q 26 , gross operating income was a negative R $ 5 . 7 million, compared to a positive R $ 134 . 7 million in 1 Q 25 . This reversal was driven by the absence of any gains from the sale of farms, as recorded in the previous year, as well as the increased negative variation in biological assets and the weaker performance of certain crops — such as sugarcane, cotton lint, and cattle raising — which contributed to lower profitability during the period . Chg. (% ) 1Q25 1Q26 Ca ttle Ra ising 32% 777 1.026 Quant ity sold (tons) 72% 5.883 10.108 Net Revenue 30% 7.567 9.850 Unit Price (R$/ ton) 80% (5.781) (10.430) Total Cost 37% (7.435) (10.163) Cost (R$/ ton) n.a 132 (313) Gross Unit Result (R$/ ton) - 5 p.p 2% - 3% % Gross Result n.a 10 2 (322) Tota l Tota l Gr oss I ncome 1Q26 1Q25 Chg. (% ) 37.212 - 3% 36.264 Soybeans (5.610) n.a 3.817 Corn (164) n.a (404) Beans 36.950 - 50% 18.456 Sugarcane 887 n.a (2.674) Feather Cotton (6.769) - 99% (63) Seed Cotton 102 n.a (322) Cattle raising (5.832) - 55% (2.595) Others (30.030) 94% (58.191) Biological Assets n.a 26.74 7 (5.713) Agricultura l Products n.a 107.933 - Gain f rom sale of f arm n.a 134 .680 (5.713) Tota l ¹ Biological Asset s = Variation in the Fair Value of the Biological Asset + Biological Asset s appropriated to cost. ‘ 14

SELLING EXPENSES Selling expenses grew by 10 % in 1 Q 26 , totaling R $ 15 . 0 million, mainly driven by the increase in freight, reflecting the sales made in the CIF modality, in which the Company bears the cost of freight to the port of destination . This cost is incorporated into the selling price, enabling an additional gain in the final revenue . General and administrative expenses decreased 9% from the previous year, reflecting: I. the payment of annual bonus below the amount provisioned; II. a reduction in expenses with legal services; III. the increase in reimbursement costs related to ADR listing on the NYSE. OTHER OPERATING INCOME / EXPENSES The changes in other operating revenue/expenses were mainly influenced by a decrease in expenses related to new business activities (which in 1 Q 25 were affected by farm acquisition, compensation and prospecting activities) and the absence of donations to the BrasilAgro Institute, which are expected to be recorded in the next quarter . Chg. (% ) 1Q25 1Q26 (R$ thousa nd) 10% (13.596) (14 .992) Selling expenses 89% (4.271) (8.089) Freight 18% (5.526) (6.535) Storage and Processing n.a (3.698) (23) Fees n.a (16) - Provision f or doubtf ul accounts n.a (84) (345) Others GENERAL AND ADMINISTRATIVE EXPENSES (R$ thousand) 1Q26 1Q25 Chg. (% ) (18.168) - 9% (16.587) General and Administrative Expenses (535) 50% (805) Depreciation and Amortization (10.003) - 13% (8.678) Personnel expenses (450) - 11% (399) I LPA expenses (1.524) - 9% (1.392) Expenses with services providers (238) - 56% (104) Leases and Rents (3.041) - 11% (2.699) Taxes and fees (215) 3% (222) Travel expenses (1.051) 21% (1.270) Softwares & Signatures (215) - 16% (181) I nsurance (894) - 6% (837) Others expenses Chg. (% ) 1Q25 1Q26 (R$ thousa nd) - 98% (2.933) (72) Other opera ting income/ expenses 10% (161) (177) Gain/ Loss on sale of f ixed assets - 94% (1.778) (115) Expenses with Acquisition - 79% 145 31 Expenses with lawsuits n.a (1.000) - Donations f rom BrasilAgro I nstitute n.a 348 - Earnings f rom advantageous purchase n.a (487) 189 Others ‘ 15

FINANCIAL INCOME (LOSS) ‘ 16 The consolidated financial result is composed of the following elements : (i) interest on loans ; (ii) inflation adjustment on environmental services agreement ; (iii) foreign exchange variation on offshore account, loans and inputs ; (iv) present value of receivables from the sale of farm (fixed in soybean bags) and from leases ; (v) gain/loss from hedge transactions ; and (vi) bank expenses and charges as well as income from financial investments of cash and cash equivalents . The increase in the interest line is due to the higher gross debt balance in 1 Q 26 and the increase in the Interbank Deposit Certificate (CDI) rate in the period from 10 . 65 % p . a . to 14 . 90 % per year . The change in the fair value line between periods reflected a negative present value adjustment of R $ 40 . 0 million in receivables from farm sales, due to the decrease in the fair price of soybeans from R $ 140 . 29 per bag in June 2025 to R $ 128 . 48 per bag in September 2025 . The main factors behind the decline in soybeans price were the appreciation of the Brazilian real and the decrease in the premium . In addition, we recorded R $ 14 . 8 million in fair value adjustments and leases . Lease agreements underwent negative adjustments due to contract revisions, operational modifications, and indicator updates . The gain/loss from derivative transactions reflects mainly the result of commodity and U . S . dollar FX hedge operations contracted to reduce the volatility in the Company’s exposure, since our revenues, inventories, biological assets and farm receivables are positively or negatively correlated to commodity prices and the U . S . dollar rate . Chg. (% ) 1Q25 1Q26 (R$ thousa nd) n.a (228) (4 0 .0 66) Tota l 30% (17.356) (22.597) I nterest (i) - 77% (13) (3) Monetary variation (ii) n.a (72) 9.635 Exchange vartiation (iii) n.a (11.655) (54.881) Present value adjustment (iv) - 17% 24.175 20.013 Derivative operations results (v) 66% 4.693 7.767 Other f inancial income / expenses (vi)

DERIVATIVE OPERATIONS HEDGE POSITION ON SEPTEMBER 30, 2025 ‘ 17 (1) Percentage of the soybean volume hedged, in metric tons. (2) Percentage of expected revenue in USD. (3) Percentage of the ethanol volume hedged, in m³. Note: For ethanol hedge, we consider the crop year as the sugarcane calendar (April through March). FX Soybeans Harvest BRL/ USD % of hedge (2) Volume (thousand) Price (USD/ bu) % of hedge (1) Volume 5,44 99% USD 60.566 10,84 98% 185.296 ton 24/ 25 6,19 42% USD 29.261 10,72 55% 129.630 ton 25/ 26 FX Corn Harvest BRL/ USD % of hedge (2) Volume (thousand) Price (USD/ bu) % of hedge (1) Volume - - - 51,86 16% 24.192 ton 25/ 26 FX Cotton Harvest BRL/ USD % of hedge (2) Volume (thousand) Price (USD/ lb) % of hedge (1) Volume 5,44 95% USD 15.704 71,89 73% 8.769 ton 24/ 25 6,65 55% USD 5.374 69,24 53% 3.520 ton 25/ 26 FX Ethanol Harvest BRL/ USD % de hedge (2) Volume (thousand) Price (R$/ m 3 ) % of hedge (1) Volume - - - 2.684 49% 54.150 m³ 24/ 25 FX Total recoverable sugars (TRS) Harvest BRL/ USD % de hedge (2) Volume (thousand) Price (R$/ kg ATR) % of hedge (1) Volume - - - 1,19 80% 29.936 ton 24/ 25 FX Farm Sale Receivables Harvest BRL/ USD % of hedge (2) Volume (thousand) Price (USD/ bu) % of hedge (1) Volume 6,16 44% 12.432 10,68 52% 45.445 ton 2026

Balance Sheet CASH AND CASH EQUIVALENTS TRADE ACCOUNTS RECEIVABLE Cash and Cash equivalents (R$ thousand) 0 9/ 30 / 20 25 0 9/ 30 / 20 24 Chg. (% ) 53% 14 2.90 8 218.884 Cash and Cash equivalents - 41% 17.294 10.126 Cash and Banks n.a 91.868 187.322 Bank deposit certif icates - 36% 33.746 21.436 Committed n.a 16.90 8 34 .14 0 Marketable securities 3% 16.908 17.338 Financial Treasury Bill n.a. - 16.802 Bank deposit certif icates 58% 159.816 253.0 24 Total DEBT Chg. (% ) 30 / 20 24 0 6/ 30 / 20 25 0 6/ (R$ thousand) 5% 355.84 1 371.967 Short Term - 1% 529.678 523.0 30 Long Term 1% 885.519 894 .997 Total I ndebtedness 58% 159.816 253.024 ( - ) Cash and cash equivalents - 12% 725.70 3 64 1.973 (=) Net Debt - 14% 756.629 651.655 ( - ) Receivables from Farm Sale - 69% (30 .926) (9.682) (=) Adjusted Net Debt + Receivables from Farm Sale - 39% 267.321 162.312 Adjusted EBI TDA for the last 12 months - 4 8% - 0 ,12x - 0 ,0 6x Adjusted Net Debt / Adjusted EBI TDA - 69% - 0 ,83% - 0 ,26% Adjusted Net Debt / NAV The average cost of debt is 90.8% of the CDI rate. Chg. (% ) 0 6/ 30 / 20 26 0 9/ 30 / 20 25 (R$ thousa nd) 49% 45.800 68.308 Sugarcane Sales - 20% 73.869 59.200 Grains Sales n.a 3.946 15.136 Cotton Sales - 47% 2.226 1.173 Cattle Raising Sales 1% 15.357 15.462 Leases and Rents - 89% 12.218 1.334 Machinery Sales - 20% 235.419 188.226 Farm Sales - 10% 388.835 34 8.839 - 1% (3.777) (3.721) Expected losses - 10% 385.0 58 34 5.118 Current tota l - 11% 521.210 463.429 Farm Sales - 11% 521.210 4 63.4 29 Non - current tota l ‘ 18

The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies : calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight . INVESTMENT PROPERTIES The Company’s business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities . The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities . Once a rural property is acquired, the Company strives to implement higher value - added crops and transform such properties by investing in infrastructure and technology . According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains . The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under “Non - Current Assets . " Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment . INVENTORIES (R$ thousand) 0 9/ 30 / 20 25 0 9/ 30 / 20 24 Chg. (% ) n.a. 120.562 38.258 Soybean n.a. 15.156 39.053 Corn - 1% 18.934 18.673 Bean n.a. 23.638 93.694 Cotton 7% 909 972 Other crops 6% 179.199 190 .650 Agricultural Products - 94% 48.202 2.998 Fair value of agricultural products - 61% (5.288) (2.052) Adjustment to the recoverable value of inventories n.a. 71.405 158.812 Supplies 19% 293.518 350 .4 0 8 Total I nventories - Ca ttle Ra ising Tota l Hea ds Va lue ( R$ thousa nd) 59.20 4 18.174 I n J une 30 , 20 25 3.442 749 Aquisition, Birth | Aquisition Expenses 3.926 - Handling Expenses (10.308) (3.095) Sales (320) (82) Deaths (129) (13) Consumption 2.219 - Exchange variation 124 - Fair value variation 58.158 15.733 I n September 30 , 20 25 ‘ 19

DEPRECIATION – AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT (R$ thousand) Acquisition Buildings and Area Operation Construction I nvestment Properties in progress Total Opening improvements value 1.323.834 45.042 1.278.792 228.424 129.552 920.816 I nitial Balance 21.557 20.860 697 592 105 - Acquisitions - (18.263) 18.263 9.341 8.922 - Transfers (282) (282) - - - - PPE / I nvestment Property (9.215) - (9.215) (7.641) (1.574) - Depreciation (10.257) (253) (10.004) (1.431) (710) (7.863) Cumulative Translation 1.325.637 4 7.10 4 1.278.533 229.285 136.295 912.953 I n Sep. 30 , 20 25 Chg. (% ) 1Q25 1Q26 Depreciation (R$ thousand) 15% (4.991) (5.726) Maintenance 4% (1.834) (1.916) Opening 12% (6.825) (7.64 1) Total (R$ thousand) Equipments and facilities Machinery Furniture and Construction Fixed assets in progress in progress Sugar ca ne Total fixed assets untensils 232.669 130.712 4 101.953 4.126 19.059 78.768 I nitial Balance 15.732 3.473 552 11.707 168 1.892 9.647 Acquisitions (1.198) (877) - (321) (1) (306) (14) Reductions - - (556) 556 26 29 501 Transfers 282 282 - - - - - PPE / I nvestment Property (18.146) (15.230) - (2.916) (158) (570) (2.188) Depreciation (323) (207) - (116) (12) (8) (96) Cumulative Translation 229.0 16 118.153 - 110 .863 4 .14 9 20 .0 96 86.618 I n Sep. 30 , 20 25 ‘ 20

CAPITAL MARKETS The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B 3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs on the NYSE (New York Stock Exchange) . Stock Performance On November 6 , 2025 , BrasilAgro’s shares (AGRO 3 ) were quoted at R $ 20 . 00 , representing market capitalization of R $ 2 . 0 billion, while its ADRs (LND) were quoted at US $ 3 . 71 . 110 100 90 80 120 AGRO3 vs. Ibovespa (base 100 = 9/30/2024) AGRO3 1Q25 1Q26 HI GHLI GHTS - AGRO3 6.306.883 3.117.533 Average Daily Traded Volume (R$) 26,43 21,57 Maximum (R$ per share) 23,28 19,80 Mininum (R$ per share) 24,67 20,57 Average (R$ per share) 23,63 20,25 Closing Quote (R$ per share) - 8% - 14% Variation in the period (%) ‘ 21

‘22 CONTACT INFORMATION Telephone: + 55 (11) 3035 - 5374 Email: ri@brasil - agro.com Investor Relations Team Legal Notice The statements contained in this document relating to business outlooks, projections on operating and financial results and those relating to BrasilAgro's growth prospects are mere projections and, as such, are based solely on the expectations of the Board of Directors about the future of the business . These expectations depend substantially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without notice .

WEIGHTS AND MEASURES IN AGRIBUSINESS ‘ 23 PORTFOLIO Weights a nd Mea sures used in Agriculture 1.000 kg 1 ton 2,20462 pounds 1 Kilo 0,45349 kg 1 pound 0,1840 bushel 1 acre 2,47105 acres 1 hectare (ha) 10.000 m2 1 hectare (ha) 5,4363 acres 1 bushel Soybea n 27,2155 kg 60 pounds 1 bushel of soybean 2,20462 bushels 60 kg 1 bag of soybean 67,25 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Corn 25,4012 kg 56 pounds 1 bushel of corn 2,36210 bushels 60 kg 1 bag of corn 62,77 kg/ ha 1 bushel/ acre 2,3621 US$/ bag 1,00 US$/ bushel Ca ttle 15 kg ~66.2 pounds 1 arroba 30 kg ~33.1 pounds 1 arroba (including carcass)

MARKET VALUE OF THE PORTFOLIO ARABLE AREA (ha) TOTAL AREA (ha) FARMS LOCATI ON AQUI SI TI ON DATE PROJECT 7.007 8.868 1 J atobá Farm J aborandi / BA mar/ 07 Grains and Pasture 764 1.373 2 Alto Taquari Farm (1) Alto Taquari / MT aug/ 07 Sugarcane 17.651 24.841 3 Chaparral Farm Correntina / BA nov/ 07 Grains and Cotton 17.976 24.212 4 Nova Buriti Farm Bonito de Minas / MG dec/ 07 Forest 7.456 7.456 5 Avarandado Farm (Partnership I I ) (2) Ribeiro Gonçalves / PI nov/ 13 Grains 32.408 58.722 6 Morotí (Paraguai) Boquerón dec/ 13 Grains and Pasture 3.478 3.478 7 ETH Farm (Partnership I I I ) (3) Alto Taquari / MT may/ 15 Sugarcane 13.645 13.645 8 Agro - Serra Farm (Partnership I V) (4) São Raimundo das Mangabeiras / MA feb/ 17 Sugarcane 10.142 17.566 9 São J osé Farm São Raimundo das Mangabeiras / MA feb/ 17 Sugarcane 13.092 13.092 10 Xingu Farm (Partnership V) (5) Região do Xingu / MT aug/ 18 Grains 5.714 5.714 11 Regalito Farm (Partnership V) Região do Xingu / MT sep/ 22 Grains 11.716 16.644 12 Arrojadinho Farm (6) J aborandi / BA jan/ 20 Grains 3.883 5.753 13 Rio do Meio Farm (7) Correntina / BA jan/ 20 Grains 2.954 4.489 14 Serra Grande Farm Baixa Grande do Ribeiro / PI may/ 20 Grains 6.013 6.013 15 Serra Grande I I Farm (Partnership VI I ) (8) Baixa Grande do Ribeiro / PI may/ 20 Grains 8.978 9.875 16 Acres del Sud (Bolívia) Santa Cruz feb/ 21 Sugarcane 1.065 1.065 17 Unagro Farm (Partnership VI I ) (9) Santa Cruz feb/ 21 Grains 7.657 7.657 18 São Domingos Farm (Partnership I X) (10) Comodoro / MT jul/ 22 Grains 5.589 10.793 19 Panamby Farm Querência, MT sep/ 22 Grains 6.773 6.773 21 Alto da Serra Farm (Partnership X) (11) Brotas / SP mar/ 24 Sugarcane 4.767 4.767 22 Novo Horizonte Farm (Partnership XI ) (12) Primavera do Leste / MT may/ 24 Grains 188.727 252.796 Total (1) The Company will continue to operate 1,157 hectares of the area sold in Oct/ 21 until the 2024 harvest. (2) BrasilAg ro entered into an agricultural development partnership in the Parceria I I Farm for up to 11 harvests, involving up to 10,000 hectares. (3) BrasilAg ro entered into an agricultural development partnership in the Parceria I I I Farm potentially up to March 31, 2026. (4) BrasilAg ro entered into an agricultural development partnership in the Parceria I V Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years. (5) BrasilAg ro entered into an agricultural development partnership in the Parceria V Farm for up to 12 years. (6) Previously referred as Partnership VI , the Farm was acquired through the merger of Agrifirma. (7) Farm acquired through the merger of Agrifirma. (8) BrasilAg ro entered into an agricultural development partnership in the Parceria VI I Farm for up to 10 years. (9) Farm partnership on the farm for a crop. (10) Farm partnership on the farm for up to 12 crops. (11) Partnership for agricultural development on the farm for 2 cycles of 6 years of sugarcane. (12) Partnership for agricultural development for up to 16 years. Total of 252,796 ha ‘ 24

As of June 30 , 2025 , the portfolio's market value, based on internal assessment, reached R $ 3 . 1 billion — an 8 % increase compared to the previous crop year . This appreciation was primarily driven by the maturation of existing areas, the addition of irrigated land in Bahia, and stronger soybean prices . The internal valuation was based on an average soybean price of R $ 108 . 81 per 60 bag, compared to R $ 104 . 75 in the prior year . Meanwhile, Deloitte, the independent consulting firm engaged to carry out a market appraisal of our properties, valued our portfolio at R $ 3 . 5 billion, resulting in an average value of R $ 29 , 596 per arable hectare and CAGR of 18 % over the past five years . The chart below shows the internal assessment of our portfolio and the market appraisal carried out by the independent consulting firm Deloitte Touche Tohmatsu in recent years : NET ASSET VALUE (NAV) The market value of the properties considered in the calculation of the net asset value is as of June 30, 2025, net of taxes. 3.3 3.3 3.1 2.9 3.1 3.4 3.5 13,045 21,849 22,071 21,993 3.6 22,113 25,923 12,697 1.9 22,948 22,948 25,465 29,596 19/20 23/24 24/25 Historical Evolution - Portfolio Assessment 25,465 20/21 Interna (R$ bi) 21/22 Deloitte (R$ bi) 22/23 R$/ha (interna) R$/ha (Deloitte) ‘ 25 June 30 , 20 25 (R$ thousand) NAV Book 2.177.728 2.177.728 BrasilAgro's Equity 2.921.212 Properties appraisal¹ (1.323.834) ( - ) Balance Sheet - Land Value (I nvestment Properties) 3.775.10 6 2.177.728 NAV - Net Asset Value 99.615 99.615 Number of shares (ex - treasury) 37,90 21,86 NAV per share (ex - treasury)

INCOME STATEMENT (R$ thousand) 1Q26 1Q25 Chg. (% ) 129.301 n.a - Revenues from Farm Sales 136.972 6% 144.553 Revenues from grains 16.891 31% 22.082 Revenues from cotton 167.721 - 22% 130.212 Revenues from sugarcane 6.167 73% 10.678 Revenues from cattle raising 2.575 - 37% 1.632 Revenues from farm leasing 1.244 - 33% 832 Other revenues (6.274) 12% (7.020) Deductions from gross revenue - 33% 4 54 .597 30 2.969 Net Sales Revenue n.a 4.634 (16.975) Change in fair value of biological assets and agricultural products n.a (2.023) 649 Reversal of provision for recoverable value of agricultural products, net. - 37% 4 57.20 8 286.64 3 Net Revenue - 3% (301.160) (292.356) Cost of agricultural products sale n.a 134 .680 (5.713) Gross Pr ofit (13.596) 10% (14 .992) Selling Expenses (18.168) - 9% (16.587) General and Administrative Expenses (536) 50% (804) Depreciation and Amortizat ion (10.830) - 15% (9.231) Personnel expenses (1.524) - 9% (1.392) Expenses with services providers (238) - 56% (104) Leases and Rents (5.040) n.a (5.056) Others expenses (2.933) - 98% (72) Other operating income/ expenses, net (228) n.a (4 0 .0 66) Financial result 78.964 89% 149.223 Financial income 6.021 48% 8.917 I nterest on Financial I nvestments 289 n.a 827 I nterest on assets 5.824 n.a 12.704 Foreign exchange variations 3.362 n.a 86.575 I ncome from receivables from farm sales' present value adjustment 18.851 - 18% 15.402 Realized results with derivatives 44.617 - 44% 24.798 Unrealized results with derivatives (79.192) n.a (189.289) Financial expenses (351) n.a - I nterest expenses (977) 18% (1.150) Bank charges (17.645) 33% (23.424) I nterest on liabilities (13) - 77% (3) Monetary variations (5.896) - 48% (3.069) Foreign exchange variations (10.800) 37% (14.829) Expense from leasings' present value adjustment (4.217) n.a (126.627) Expense from receivables from farm sales' present value adjustment (26.066) - 77% (5.916) Realized results with derivatives (13.227) 8% (14.271) Unrealized results with derivatives n.a 99.755 (77.4 30 ) Pr ofit (loss) before income and social contribution taxes n.a (2.298) 13.155 I ncome and social contribution taxes n.a 97.4 57 (64 .275) Pr ofit (loss) for the period n.a 102.683.444 102.683.444 Outstanding shares at the end of the period n.a 0 ,94 91 (0 ,6260 ) Basic earnings (loss) per share - R$ ‘ 26

BALANCE SHEET – ASSETS Assets (R$ thousand) 0 9/ 30 / 20 25 0 6/ 30 / 20 25 Chg. (% ) Current assets 142.908 53% 218.884 Cash and Cash equivalents 16.908 3% 17.338 Marketable securities 29.609 57% 46.364 Derivative f inancial instruments 429.465 - 11% 380.380 Trade accounts receivable 293.518 19% 350.408 I nventories 265.440 - 34% 175.026 Biolog ial assets 1.177.84 8 1% 1.188.4 0 0 Non - current assets 32.345 - 21% 25.603 Biolog ical assets - n.a. 16.802 Marketable securities 10.973 n.a. 10.939 Derivative f inancial instruments 166.145 11% 183.755 Diferred taxes 603.843 - 8% 555.297 Accounts receivable and other credits 1.323.834 n.a. 1.325.637 I nvestment properties 2.822 1% 2.855 Transactions with related parties 1.335 n.a 1.335 I nvestments 232.669 - 2% 229.016 Property, plant and equipment 5.095 - 1% 5.049 I ntangible assets 280.093 n.a. 281.165 Using rights 2.659.154 - 1% 2.637.4 53 3.837.0 0 2 n.a. 3.825.853 Total assets ‘ 27

BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 30 / 0 9/ 20 25 30 / 0 6/ 20 25 Chg. (% ) Current liabilities 176.029 33% 233.527 Trade accounts payable and other obligations 355.841 5% 371.967 Loans, f inancing and debentures 21.481 - 21% 16.923 Labor obligations 15.492 - 9% 14.029 Derivative f inancial instruments 7.082 - 9% 6.467 Other liabilities - n.a. 250 Transactions with related parties 82.330 - 18% 67.342 Lease liabilities 658.255 8% 710 .50 5 Non - current liabilities 46.819 - 10% 42.302 Trade accounts payable and other obligations 529.678 - 1% 523.030 Loans, f inancing and debentures 36.880 - 4% 35.416 Diferred taxes 343.454 6% 365.041 Lease liabilities 17.632 19% 21.019 Derivative f inancial instruments 792 - 3% 768 Provision for legal claims 8.401 - 17% 6.941 Related parties t ransactions 17.363 n.a. 17.363 Other liabilities 1.0 0 1.0 19 1% 1.0 11.880 1.659.274 4% 1.722.385 Total liabilities Equity 1.587.988 n.a. 1.587.988 Share Capital (11.343) n.a. (11.343) Expenses with issuance of shares (8.193) - 5% (7.793) Capital reserves (43.648) n.a. (43.648) Treasury shares 499.780 n.a. 499.780 Profits reserves 42.220 n.a. 42.220 Proposed additional dividends 110.924 - 9% 100.539 Comprehensive I ncome - n.a. (64.275) Accumulated profit 2.177.728 n.a. 2.10 3.4 68 Total equity 3.837.0 0 2 n.a. 3.825.853 Total liabilities and equity ‘ 28

CASH FLOW (R$ thousand) 1Q26 1Q25 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES 97.457 n.a (64.275) Prof it (loss) f or the period Adjustments to reconcile net income 41.106 - 17% 33.942 Depreciation and amortization (107.933) n.a - Farm Sales Gain 4.618 - 71% 1.353 Residual value of f ixed and intangible assets (84) n.a 186 Written - of f in investment properties (31.390) - 66% (10.527) Gain unrealized results with derivatives (Net) 22.496 - 12% 19.701 Exchange rate, monetary and f inancial charges (Net) 855 n.a 40.052 Adjustment to present value f or receivables f rom sale of f arms, machinery and f inancial leasings 450 - 11% 400 Share based I ncentive Plan ("I LPA") (7.231) n.a (19.075) I ncome and social contribution taxes (4.634) n.a 16.975 Fair value of biological assets and agricultural products and depletion of harvest 2.023 n.a (649) Provision (Reversal) of impairment of agricultural products af ter harvest 16 n.a - Provision (Reversal) allowance f or receivables credit (148) - 84% (24) Provisions f or law suits - n.a (132) 17.60 1 2% 17.927 Changes in the Short Term Operating Capital (58.796) - 87% (7.918) Trade accounts receivable (66.156) 16% (77.060) I nventories 97.058 - 11% 86.589 Biological Assets (1.553) n.a (18.370) Recoverable Taxes (6.720) - 36% (4.270) Derivative Transactions 13.643 27% 17.271 Other assets 29.547 34% 39.673 Suppliers 6 n.a (87) Related parties 4.246 6% 4.495 Taxes payable (4.242) 6% (4.514) Labor obligations (14.537) n.a 23.488 Advance f rom customers (2.142) 16% (2.485) Lease liabilities 6.164 n.a (1.211) Other obligations (212) n.a - Payments of law suits (22.858) - 6% (21.557) Additions to investment properties 9.169 n.a 64.888 Farm sales receipts n.a 218 116.859 Net Cash generated by (used in) operating activities 48% (2.920) (4.330) I ncome tax and social contribution paid n.a (2.70 2) 112.529 Net cash generated by (used in) operating activities CASH FLOW OF I NVESTMENT ACTI VI TI ES (23.484) - 33% (15.753) Additions to immobilized and intangible 5.639 n.a (8.315) Redemption of (investment in) marketable securities 12 n.a - Cash f rom business combination (348) n.a - Equity and investments acquisition 32% (18.181) (24 .0 68) Net Cash generated by (used in) investment activities CASH FLOW OF FI NANCI NG ACTI VI TI ES 70% 62.213 105.464 Loans and f inancing raised 7% (7.411) (7.899) I nterest f rom Loans and Financing n.a (47.002) (109.935) Payment of loans and f inancing n.a 7.80 0 (12.370) Generated (provided) net cash by financing activities n.a (13.0 83) 76.0 91 I ncrease (decrease) in cash and cash equivalents n.a (34) (115) FX Variation in cash and cash equivalents - 16% 170.953 142.908 Cash and cash equivalents initial balance 39% 157.836 218.884 Cash and cash equivalents f inal balance ‘ 29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

30